United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 000-20805	CUSIP Number 75884M302
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2010
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Regen Biologics Inc
Full Name of Registrant

Former Name if Applicable
411 Hackensack Avenue
Address of Principal Executive Office (Street and Number)
Hackensack, New Jersey 07601
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ReGen Biologics, Inc. (the "Registrant") is unable to file its Annual Report on Form 10-K for the year ended December 31, 2010 (the "Form10-K") within the prescribed time period and it is not expected that it will be able to make that filing within the fifteen-day extension permitted by the rules of the Securities and Exchange Commission. Due to an inability to obtain adequate external financing, the Registrant has not been able to complete the necessary accounting and internal control procedures required for preparing the Form 10-K and management could not complete Management's Discussion and Analysis of the financial and other information required to be included in the Form 10-K. The Registrant does not expect to file the Form 10-K until after it has secured adequate external financing, completed its internal processes and obtained the approval of its Audit Committee. The Registrant does not know when it will be in a position to file the Form 10-K.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Gerald E. Bisbee, Jr., Ph.D.	201	651-5140
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	No	√
  If answer is no, identify report(s).
  The Registrant has not been able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, its Annual Report on Form 10-K for the year ended December 31, 2009 or its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 for substantially the same reasons listed with respect to the Form 10-K in Part III of this Form 12b-25.

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the year ended December 31, 2010 will reflect significant changes from our results of operations for the year ended December 31, 2009. Because we have not completed our financial statements, we are unable to provide a reasonable estimate of our results of operations for the year ended December 31, 2010. Accordingly, we cannot at this time estimate what significant changes will be reflected in our results of operations for the year ended December 31, 2010 compared to our results of operations for December 31, 2009.

REGEN BIOLOGICS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-30-2011	By /s/	Gerald E. Bisbee, Jr., Ph.D.	Title:	President, Chief Executive Officer and Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).